UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Essendant Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38499	36-3141189
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Parkway North Boulevard Suite 100 Deerfield, Illinois		60015-2559
(Address of principal executive offices)		(Zip Code)

Brendan McKeough (847) 627-2111

(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Essendant Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2017 to December 31, 2017.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. While the Company is primarily a distributor of products manufactured by others, the Company may be deemed by the Rule to manufacture or contract to manufacture a limited number of products that contain Conflict Minerals (the “Products”) by virtue of its limited involvement affixing one or more components to a product manufactured by a third party. The Company has conducted a good faith reasonable country of origin inquiry regarding the Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals contained in the Products originated in the Covered Countries and whether any of the Conflict Minerals contained in the Products were from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals contained in its Products, other than the Conflict Minerals from one supplier described below, may have originated in the Covered Countries.

In particular, in conducting its reasonable country of origin inquiry, the Company contacted each of the Company’s direct suppliers of the components of the Products and received written representations that, other than with respect to the Conflict Minerals described below, the Conflict Minerals contained in the Products originated from ores outside of the Covered Countries or the supplier had conducted a reasonable inquiry of its suppliers and represented to the Company that there was no reason to believe that the Conflict Minerals contained in the Products originated in the Covered Countries.

With respect to the Conflict Minerals for which the Company could not determine, based on its reasonable country of origin inquiry, were from recycled or scrap sources or originated outside of the Covered Countries, the Company conducted further due diligence as described in the Company’s Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.

This Form SD, including the Company’s Conflict Minerals Report, is publicly available, along with the Company’s other SEC filings, on the Company’s website at www.essendant.com, by clicking on “Investors” and then selecting “SEC Filings” from the “News and Financials” tab.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01	Exhibit

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Essendant Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ESSENDANT INC.

By	/s/ Brendan McKeough	May 31, 2018
Brendan McKeough Senior Vice President, General Counsel and Secretary

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